December 12, 2013

Delivered via e-mail and filed on EDGAR

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Intermountain Community Bancorp
Registration Statement on Form S-3
Filed October 31, 2013
File No. 333-192020

Dear Mr. Windsor:

Enclosed please find Intermountain Community Bancorp’s (“Intermountain”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter of November 22, 2013 related to the above-referenced filing (the “Registration Statement”). Intermountain has also revised its Registration Statement on Form S-3 in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.

For ease of reference, we have repeated your questions with our responses. Page references in the text of this letter correspond to pages and captions in Amendment No. 1.

Selling Securityholders

Securities Covered by this Prospectus…page 18

1.	Comment: We note that information provided in the Selling Securityholders table is as of May 16, 2012, subject to certain adjustments. Please update the table so that the information is current as of the time of the amended filing. In particular, the revised table should be updated to quantify:

•	the Securities registered for resale by each Selling Securityholder in this offering that continue to be held by such Selling Securityholder; and

•	the Securities that have been sold by each Selling Securityholder in this offering.

Response: The Selling Securityholders table has been revised as requested. (Pages 18-20)

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Item 17. Undertakings, page II-2

2.	Comment: Please revise to include the undertaking required by Item 512(b) of Regulation S-K or tell us why you believe you are not required to do so.

Response: The requested undertaking has been added. (Page II-2)

In addition to the responses noted above, Intermountain acknowledges that:

•	Intermountain is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	Intermountain may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. Should you desire additional information or would like further clarification regarding any of the items discussed, please contact the undersigned at 206-340-9648, or in my absence Bart Bartholdt of this firm at 206-340-9647.

Sincerely,

GRAHAM & DUNN PC

/s/ Stephen M. Klein

cc:	David Lin, Securities and Exchange Commission
Curt Hecker, Intermountain Community Bancorp
Doug Wright, Intermountain Community Bancorp

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